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SECURI 11016705 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 43830

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPA Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11400 W. Olympic Blvd. Suite 1200
(No. and Street)

Los Angeles (City) California (State) 90064 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Richard Atwood (310) 996-5458
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 17th day of February, 2011, by

Date Month Year

(1) J. Richard Atwood,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ________________________________,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature]

Signature of Notary Public

ANDREA M. MAITRA
Commission # 1743117
Notary Public - California
Los Angeles County
MyComm. Expires May 31, 2011

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Form X-17A-5, Pt. III

Document Date: 2/17/2011 Number of Pages: 2pg

Signer(s) Other Than Named Above: n/a

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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FPA FUND DISTRIBUTORS, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of FPA Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of FPA Fund Distributors, Inc. (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FPA Fund Distributors, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 7, 2011

FPA FUND DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	401,341
Commissions receivable		4,253
Prepaid expenses		12,523
	$	418,117
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	29,030
Stockholder's equity		
Common stock, no par value; authorized 1,000 shares; issued and outstanding 100 shares		4,000
Additional paid-in capital		1,425,959
Accumulated deficit		(1,040,872)
Total stockholder's equity		389,087
	$	418,117

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

FPA Fund Distributors, Inc. (the "Company") is a wholly-owned subsidiary of First Pacific Advisors, LLC ("FPA"), an investment adviser registered with the Securities Exchange Commission ("SEC") under the Investment Advisors Act of 1940. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act") and a member of Financial Industry Regulatory Authority ("FINRA") and acts exclusively as principal underwriter and distributor for five open-end investment management companies (the "Funds") managed by FPA. The Company promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing with FINRA.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 7, 2011. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Commission income is recorded on a trade-date basis and accrued as earned based upon the Funds' sales of shares distributed by the Company after reallowance to other broker-dealers.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $377,000, which was approximately $352,000 in excess of its minimum requirement of $25,000.

3. Income taxes

The provision for income taxes consists of the following

Deferred tax (benefit)		
Federal	$	(73,708)
State		(20,320)
		(94,028)
Change in valuation allowance		94,028
	$	-

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Federal net operating loss	$	274,075
State net operating loss		75,559
Deferred tax assets before valuation allowance		349,634
Valuation allowance		(349,634)
Net deferred tax assets	$	-

The Company has net operating loss ("NOL") carry-forwards that can be utilized to offset future income for federal and state tax purposes. These NOL's generate a significant deferred income tax asset. However, the Company has recorded a valuation allowance against this deferred income tax asset as it has been determined that it is more likely than not that the NOL's will not be fully utilized. Should the assumptions regarding the utilization of these NOL's change, the Company may reduce some or all of this valuation allowance, which would result in the recording of a deferred income tax benefit. As of December 31, 2010, the Company has Federal and state operating loss carry forwards of approximately $274,000 and $76,000, respectively, which expire through 2030.

4. Concentrations of revenue and credit risk

The Company's revenues from its largest related fund represents approximately 82% of its commission revenue for the year ended December 31, 2010. As indicated in Note 1, all revenues are derived from related mutual funds' sales.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution per depositor through December 31, 2013.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Related party transactions

The Company is allocated costs from FPA, which represent the Company's portion of operating expenses incurred by FPA. Allocations from FPA to the Company totaled $363,441 for the year ended December 31, 2010.

The Company is under common control with other related parties and the existence of this control could result in operating results or financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous.

FPA FUND DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010